November 1, 2016

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:  Suzanne Hayes, Assistant Director

RE:	Edge Therapeutics, Inc. Registration Statement on Form S-3 File No. 333-214196
Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Edge Therapeutics, Inc. hereby requests, subject to telephone confirmation, that the effectiveness of the above-captioned Registration Statement be accelerated so that it will become effective as of 2:00 p.m. EST on November 2, 2016, or as soon thereafter as practicable.

Very truly yours, EDGE THERAPEUTICS, INC.

/s/ Andrew J. Einhorn
Andrew J. Einhorn
Chief Financial Officer